2828 N. Harwood Street
Suite 1800
Dallas, TX 75201-2139
214-922-3400 | Fax: 214-922-3899

September 27, 2019

VIA EDGAR

Ms. Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3233
100 F Street
Washington, DC 20549

Re: Hartman Short Term Income Properties XX, Inc.
Amendment No. 4 to Registration Statement on Form S-4 Filed July 15, 2019
File No. 333-221930

Dear Ms. Barros:

This letter sets for the response of our client, Hartman Short Term Income Properties XX, Inc. (the “Issuer”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in (i) the letter dated August 6, 2019 regarding the Staff’s review of Amendment No. 4 to the Issuer’s Registration State on Form S-4 (File No. 333-221930) (the “Registration Statement”), and (ii) the letter dated December 11, 2018 regarding the Staff’s review of Amendment No. 3 to the Registration Statement (solely with respect to Comment 6 and Comment 7 included in such letter). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with the Issuer’s response immediately following the bolded comment. Concurrently with the submission of this letter, the Issuer has filed with the Commission Amendment No. 5 to the Registration Statement to reflect the Issuer’s responses to the comments set forth below and other changes to the Registration Statement.

FORM S-4/A FILED ON JULY 15, 2019

General

1.
Comment: Please revise your filing to provide audited financial statements for Hartman XIX and HI-REIT for the year ended December 31, 2018 upon their availability. As a result, we will withhold comment on the unaudited financial statements for the year ended December 31, 2018 provided in Appendices II and III until such time as audited financial statements are filed.

Response: The Issuer confirms that it will provide audited financial statements of Hartman XIX and HI-REIT for the year ended December 31, 2018 when they are available in the next pre-effective amendment to the Registration Statement.

2.
Comment: We note your response to comment 9 and we reissue the comment. We note that several of the hyperlinks do not link to the relevant exhibits. Please provide an active hyperlink directly to each exhibit incorporated by reference. See Item 601(a)(2) of Regulation S-K.

Response: Active hyperlinks for each of the exhibits incorporated by reference will be added in the next pre-effective amendment to the Registration Statement.

3.
Comment: We note that Pendo’s fairness opinion is dated July 18, 2017; Herrera Partners’ fairness opinions are dated July 29, 2016, with supplemental opinions thereto dated December 14, 2016, and February 21, 2017; and WKW Financial Advisors’ appraisal of the NAV is dated as of December 31, 2016. Please include risk factor disclosure discussing any significant risks arising from investors’ potential reliance on these opinions and appraisal in evaluating the mergers, or advise us why you do not consider such disclosure to be material.

Response: The following proposes to add the following risk factor where appropriate in the next pre-effective amendment to the Registration Statement:

“The fairness opinion of Pendo is dated as of July 18, 2017, the fairness opinions of Herrera Partners (and supplements thereto) are dated as of July 29, 2016, December 14, 2016 and February 21, 2017, and the estimated NAV per share appraisals of WKW Financial Advisors are as of December 31, 2016. Such opinions and appraisals have not been updated to reflect events subsequent to such dates and therefore may not be representative of the relative valuations of the companies as of the date hereof.”

The fairness opinion of Pendo is dated as of July 18, 2017, the fairness opinions of Herrera Partners are dated as of July 29, 2016 (with the supplemental opinions thereto dated December 14, 2016 and February 21, 2017, respectively), and the appraisal of the estimated NAV per share of each of HARTMAN XX, HARTMAN XIX and HI-REIT of WKW Financial Advisors is as of December 31, 2016. In rendering its opinion, Pendo reviewed and considered the opinions of Herrera Partners and the estimated NAV appraisals of WKW Financial Advisors. Each of such opinions and appraisals were based on information and circumstances existing as of the date thereof. Pendo, Herrera Partners and WKW Financial Advisors are under no obligation to, update, reaffirm or withdraw their respective opinions or appraisals, or otherwise comment on or consider any fact or matter which may have occurred after the date of such opinions or appraisals. The opinions of Pendo and Herrera Partners and the appraisals of WKW Financial Advisors have not been updated to reflect any subsequent changes in the NAV of the companies, market conditions that may have changed, changes in the businesses, operations, assets, liabilities or prospects of any company or any other factors noted herein. Further, the more recent appraisals of certain properties obtained in connection with the formation and financing of Hartman SPE and appraisals of certain properties not contributed to Hartman SPE were not used in determining the NAV per share of HARTMAN XX, HARTMAN XIX or HI-REIT, were not utilized in determining or adjusting the merger exchange ratios discussed herein, and were not taken into account in any way by Pendo, Herrera Partners of WKW Financial Advisors.

An appraisal of the estimated NAV per share of HARTMAN XX, HARTMAN XIX and HI-REIT performed as of the date of this Joint Proxy Statement and Prospectus, or as of any date subsequent to December 31, 2016, might result in different estimated NAVs per share than the estimated NAVs per share determined by WKW Financial Advisors as of December 31, 2016. In evaluating the Mergers, shareholders of HARTMAN XX, HARTMAN XIX and HI-REIT should not rely on the opinions and appraisals of Pendo, Herrera Partners and WKW Financial Advisors as though such opinions and appraisals were current as of the date of this Joint Proxy Statement and Prospectus or as of any date subsequent to the date of such opinions and appraisals.”

Hartman Short Term Income Properties XX, Inc.

Note 6 – Notes Payable, App I-15

4.
Comment: We note your disclosure that the Company is not in compliance with the reporting of financial statements for Hartman SPE, LLC for the year ended December 31, 2018 and your lender granted an extension until June 1, 2019. Please revise your disclosure to describe if Hartman XX has complied with its reporting requirements or is currently in default under the loan agreement and/or an extension has been obtained.

Response: The Issuer confirms that it was not previously considered to be, and is currently not, in default under the SASB Loan Agreement. The non-compliance disclosure is not included in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2019 because the lender indicated that they did not consider the Issuer to be in default and granted a grace period in which the Issuer could complete the required reporting. On August 13, 2019 (during the permitted grace period), the Issuer delivered the required audited financials of the SPE to the lender in compliance with the financial reporting covenant. The Issuer will also add, where appropriate, disclosure in the next pre-effective amendment to the Registration Statement confirming that the Issuer is in compliance with all reporting requirements and is not in default under the SASB Loan Agreement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, App IV-1

5.
Comment: We note your presentation of unaudited pro forma condensed consolidated balance sheets as of March 31, 2019 and December 31, 2018. Please note that the unaudited pro forma balance sheet presentation should be presented assuming the mergers were completed on the date of the last balance sheet included in the filing. As such, please revise your presentation to remove the pro form balance sheet as of December 31, 2018. Reference is made to Rule 8-05(b)(2) of Regulation S-X.

Response: The unaudited pro forma condensed consolidated balance sheet as of December 31, 2018 will be removed from the Registration Statement in the next pre-effective amendment.

As noted in the Issuer’s prior correspondence dated July 23, 2019, the Issuer inadvertently omitted from Amendment No. 4 to the Registration Statement the revisions requested by the comments set forth below (initially issued in the Staff’s letter dated December 11, 2018 regarding Amendment No. 3 to the Registration Statement). The comments, and the Issuer’s responses thereto, are set forth below.

6.
Comment: It appears that the relative net asset valuations for the merging entities utilized to determine the merger exchange ratios are based on appraisals of the NAV of the shares of each entity as of December 31, 2016. Please clarify if this is the case. To the extent the exchange ratios are based on the December 31, 2016 appraisal values, please revise your filing to clarify this point, and to also clearly disclose that more recent appraisals obtained in September or October 2018 for the properties contributed to Hartman SPE, LLC, or obtained in March 2018 for the properties not contributed to Hartman SPE, LLC, were not utilized in determining the exchange ratios.

Response: The Issuer confirms that the relative net asset valuations for the merging entities utilized to determine the merger exchange ratios was based on appraisals of the NAV of the shares of each of HARTMAN XX, HARTMAN XIX and HI-REIT as of December 31, 2016. The Issuer further confirms that the more recent appraisals of properties obtained in 2018 in connection with the formation and financing of the SPE were not utilized in determining or amending the merger exchange ratios.

The Issuer will revise the disclosure as appropriate in the next pre-effective amendment to the Registration Statement to clarify that the merger exchange ratios were calculated based upon the estimated NAV of each of HARTMAN XX, HARTMAN XIX and HI-REIT as of December 31, 2016 and to clarify that the appraisals of certain properties obtained in September, 2018 in connection with the formation and financing of the SPE and appraisals of certain properties not contributed to the SPE obtained in March, 2018 and subsequent thereto were not used in determining the respective estimated NAV per share of HARTMAN XX, HARTMAN XIX and HI-REIT, and were not utilized in determining or adjusting the merger exchange ratios.

7.
Comment: We note your response to our prior comment 5. However, it appears that net income is not adjusted for preferred stock dividends on the face of Hartman XIX's income statement for the three and six months ended June 30, 2018 and 2017, which is inconsistent with the accounting treatment presented on the face of Hartman XIX's income statement for the years ended December 31, 2017 and 2016. Please revise to adjust net income for preferred stock dividends on the face of Hartman XIX's income statement for each period presented. Reference is made to ASC 260-10-45-11.

Response: The presentation of HARTMAN XIX net income for the periods ended June 30, 2019 and December 31, 2018 will be revised in the next pre-effective amendment to the Registration Statement to adjust net income for preferred stock dividends on the face of such statements, consistent with the accounting treatment presented on the face of the HARTMAN XIX income statement for the years ended December 31, 2017 and 2016.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

Copy to: Mr. Allen R. Hartman, Hartman Short Term Income Properties XX, Inc.

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